DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

03 JAN 30 AM 7:21

SUPPL

January 22, 2003

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

03003419

Dear Sirs/Mesdames:

Re: New Release dated January 22, 2003

Enclosed is a copy of our News Release dated January 22, 2003 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 2/3

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

January 22, 2003 TSX Venture: DTA

OPTIONS GRANTED ON JANUARY 22, 2003

Dentonia Resources Ltd. ("Dentonia") advises that pursuant to its Stock Option Plan (the "Plan") approved by the shareholders at its Annual General Meeting held on December 10, 2002, and accepted by the TSX Venture Exchange (the "Exchange") on December 19, 2002, the Board of Directors of Dentonia granted options, pursuant to the Plan, exercisable at $0.10 a share, as follows:

Gerald G. Carlson, Director	200,000 shares
Dorothy S. H. Chin, Asst. Corp. Secretary & Office Manager	200,000 shares
H. Martyn Fowlds, Vice President, Secretary and Director	200,000 shares
Adolf A. Petancic, President and Director	825,000 shares
Brian E. Weir, Director	200,000 shares

Dentonia is a Tier 2 Company and in accordance with the Exchange policy these options shall vest (exercisable) in four equal quarters, first quarter upon the acceptance by the Exchange, second quarter after six months, third quarter after 12 months, and fourth quarter after 18 months from the date of the grant, i.e. January 22, 2003, such vesting shall be cumulative, but these options shall vest immediately in case of takeover or change of control of Dentonia.

The shares acquired under the Plan shall have a four-month hold period from the date of the grant, shall expire on January 22, 2006, and shall terminate upon an optionee ceasing to be a director or an employee within 90 days of such event.

There are no other options outstanding as of January 22, 2003.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

*The TSX Venture Exchange has not reviewed
and does not accept responsibility for the adequacy or accuracy of this release.*